

July 23, 2013

<u>Via Facsimile</u>
Renyan Ge
Chief Executive Officer
XcelMobility, Inc.
303 Twin Dolphins Drive, Suite 600
Redwood City, CA 94065

     Re: XcelMobility, Inc.
              Form 8-K, Item 4.02
              Filed June 21, 2013
              File No. 000-54333

Dear Mr. Ge:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                              Sincerely,

                              /s/ Ryan Rohn

                              Ryan Rohn
                              Staff Accountant